SECURITIES AND EXCHANGE COMMISSION
4ashington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated January 9, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, January 9, 2023 - IRSA Inversiones y Representaciones S.A. (NYSE:IRS, ByMA:IRSA), Argentina's leading Real Estate company, communicates that on December 22, 2022, it has paid in due time and form to the Bank of New York Mellon (Paying Agent or “BONY”) the first installment of interests corresponding to Series XIV Notes issued by IRSA on July 8, 2022, for a nominal value of USD 171,202,815 (Ticker: IRCFO, ISINs: US450047AH86 (144A) and USP58809BH95 (Reg S)).

 After the payment date, the BONY informed IRSA that there was a problem with the fund’s distribution, requesting to sign an addendum to the trust agreement clarifying that the interest payment dates will be December 22, and June 22 of each year according to the issuance documents.

 The Depository Trust Company (DTC) made the fund’s distribution on January 3, 2023. However, we know that certain holders, custodians and even Caja de Valores, have not yet received the funds.

 IRSA is making its best efforts to assure that the depositary and intermediary entities carry out the fund’s distribution process as soon as possible.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

January 9, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets